UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Inari Medical, Inc.

(Name of Subject Company (Issuer))

Eagle 1 Merger Sub, Inc.

(Offeror)

A wholly owned subsidiary of

Stryker Corporation

(Parent of Offeror)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45332Y109

(CUSIP Number of Class of Securities)

Robert S. Fletcher

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

(269) 385-2600

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Seth H. Katz

Scott R. Williams

Sally Wagner Partin

Sidley Austin LLP

One South Dearborn

Chicago, Illinois 60603

Telephone: (312) 853-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Eagle 1 Merger Sub, Inc., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), for all of the outstanding common stock of Inari Medical, Inc., a Delaware corporation (“Inari”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of January 6, 2025, by and among Stryker, Inari and, by way of a joinder anticipated to be dated January 7, 2025, Merger Sub (the “Merger Agreement”). On January 6, 2025, the Secretary of State of the State of Delaware’s office was closed due to an extraordinary event. Merger Sub will be formed on the first business day that the Secretary of State of the State of Delaware’s office is open, which is currently anticipated to be January 7, 2025.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of common stock of Inari referenced in this filing has not yet commenced. This filing and the communications contained in it are for informational purposes only, are not a recommendation and are neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Inari or any other securities. At the time the tender offer is commenced, Stryker will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO, and Inari will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. INARI STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND THE OTHER TENDER OFFER DOCUMENTS), AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS MAY BE AMENDED FROM TIME TO TIME, WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Inari stockholders and other investors can obtain the Tender Offer Statement, the Solicitation/Recommendation Statement and other filed documents for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Stryker will be available free of charge on Stryker’s website, www.stryker.com, or by contacting Stryker’s Investor Relations department at jason.beach@stryker.com. Copies of the documents filed with the SEC by Inari will be available free of charge on Inari’s website, https://ir.inarimedical.com, or by contacting Inari Investor Relations at IR@inarimedical.com. In addition, Inari stockholders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This filing contains information that includes or is based on forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements, including statements regarding the anticipated benefits to Stryker of the acquisition of Inari, the anticipated timeline to closing the transaction, Inari’s revenue and revenue growth guidance and the estimated size and projected growth of addressable markets. Such risks and uncertainties include, but are not limited to: uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of Inari’s stockholders will tender their shares in the offer; the failure to satisfy any of the closing conditions to the acquisition of Inari, including the expiration or termination of the Hart-Scott-Rodino Antitrust Improvements Act waiting period (and the risk that such governmental approval may result in the imposition of conditions that could adversely affect the expected benefits of the transaction); delays in consummating the acquisition of Inari or the risk that the transaction may not close at all; unexpected liabilities, costs, charges or expenses in connection with the acquisition of Inari; the effects of the proposed Inari transaction (or the announcement thereof) on the parties’ relationships with employees, customers, other business partners or governmental entities; weakening of economic conditions, or the anticipation thereof, that could adversely affect the level of demand for our products; geopolitical risks, including from international conflicts and elections in the United States and other countries, which could, among other things, lead to increased market volatility; pricing pressures generally, including cost-containment measures that could adversely affect the price of or demand for our products; changes in foreign currency exchange markets; legislative and regulatory actions; unanticipated issues arising in connection with clinical studies and otherwise that affect approval of new products, including Inari products, by the United States Food and Drug Administration and foreign regulatory agencies; inflationary pressures; increased interest rates or interest rate volatility; supply chain disruptions; changes in labor markets; changes in reimbursement levels from third-party payors; a significant increase in product liability claims; the ultimate total cost with respect to recall-related and other regulatory and quality matters; the impact of investigative and legal proceedings and compliance risks; resolution of tax audits; changes in tax laws and regulations; the impact of legislation to reform the healthcare system in the United States or other countries; costs to comply with medical device regulations; changes in financial markets; changes in our credit ratings; changes in the competitive environment; our ability to integrate and realize the anticipated benefits of acquisitions in full or at all or within the expected timeframes, including the acquisition of Inari; our ability to realize anticipated cost savings; potential negative impacts resulting from climate change or other environmental, social and governance and sustainability related matters; the impact on our operations and financial results of any public health emergency and any related policies and actions by governments or other third parties; and breaches or failures of our or our vendors’ or customers’ information technology systems or products, including by cyber-attack, data leakage, unauthorized access or theft. Additional information concerning these and other factors is contained in our filings with the SEC, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. The foregoing factors should also be read in conjunction with the risks and cautionary statements discussed or identified in Inari’s filings with the SEC, including Inari’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. The parties disclaim any intention or obligation to publicly update or revise any forward-looking statement to reflect any change in expectations or in events, conditions or circumstances on which those expectations may be based, or that affect the likelihood that actual results will differ from those contained in the forward-looking statements, except to the extent required by law.

Item 12. Exhibits

Exhibit No.	Description

99.1	Joint Press Release, dated January 6, 2025

99.2	Investor Presentation by Stryker Corporation, dated January 6, 2025